Filed Pursuant to Rule 253(g)(2)

File No. 024-11277

East Bay Permanent Real Estate Cooperative, Inc.

 Supplement No. 1 Dated February 2, 2023

To the Offering Circular Dated August 26, 2022

This document supplements, and should be read in conjunction with, the offering circular of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC,” “we”, “our”, or “us”), dated August 26, 2022, as amended from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Our Business and Properties

The following information supplements the section of our Offering Circular captioned “Description of Properties and Real Estate Projects in Development”:

2096 California Ave, San Pablo

On December 14, 2022, EB PREC acquired a single family home located at 2096 California Avenue, San Pablo, CA, 94806 (the “California Property”). The purchase price was $469,000, and EB PREC was able to purchase the California property without any loans, using cash proceeds available from the sale of Investor Ownership Shares. The California Property includes a 1,428 sqft, home with 4 bedrooms and 2 bathrooms, and is on a 3,049 sqft lot. The California Property comprises approximately 14% of the EB PREC’s total real estate assets as of December 31, 2022. EB PREC and its affiliates did not receive compensation or fees in connection with this acquisition.

The property was brought to EB PREC’s attention through a group of Richmond residents who were looking to acquire property for their inter-generational family to stay rooted in the area and have control and co-ownership of their property. Coming together in the Fall of 2022, this group called themselves the “Altruism Crocus.”. EB PREC analyzed the property with members of the Altruism Crocus and determined that the property was in good condition, financially feasible, and that the Altruism Crocus offered a group of organized and well aligned prospective Resident Owners to occupy the property

We are currently implementing roughly $45,000 in repairs and renovations on the California Property, paid for by EB PREC, again without the need for loan financing. Repairs include upgrading old electrical wiring, repairing drywall, fixing leaking plumbing, repairing heaters, and other small items. We expect the residents to move in on or around March 1st, 2023, and we anticipate that their monthly payments from will cover all ongoing costs associated with the property, including property taxes, insurance, ongoing repairs and maintenance, management, reserves, and additional cash that will eventually be directed to paying annual dividends to and redeeming investor owners.

The following information supplements the section of our Offering Circular captioned “Directors, Officers, And Significant Employees”:

In October 2022 EB PREC hired Eugene Ace Johnson for the position of Cultural Project Manager for Esther’s Orbit Room. Eugene Ace Johnson is an Oakland Native known for his skills as a Visionary Coach and Creative Consultant to Bay Area Entrepreneurs. Over the years, Ace has developed his talent as a public speaker, spoken word activist and lyricist; empowering individuals to find and utilize their creativity to inspire change in the world. In addition to working with Creative Professionals, he teaches Leadership Development and Life Skills through the Creative Arts to youth in underserved communities. His goal is to see Multigenerational Urban Community Development where youth and family can live out their full potentials. Example of this work include Programs like the iVisionary Talent Tour, Cre8ive Genius and The "Better Together" BLOC Party among many others. He's excited to bring his cultural and community work to Esther's Orbit Room.

EB RPEC has also voted in three new Staff Owners! After 1 year of employment and various peer- and self-evaluations, staff at EB PREC are to eligible to be considered for Staff Ownership, with existing Staff Owners voting either to admit the candidate as a Staff Owner, or put the individual on a work improvement plan to be completed before their candidacy for Staff Owner may be considered again.. In the fall of 2022 3 EB PREC staff members were eligible for Staff Ownership and all 3 were voted in as Staff Owners! Congratulations to Bee Coleman, Scott Nanos-Luz, and Chris Chew. EB PREC now has 7 Staff Owners.